UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Convocation of the Extraordinary General Meeting of Shareholders of Earlyworks Co., Ltd.

In accordance with the rules and regulations of the Japanese Companies Act, Earlyworks Co., Ltd. (the “Company”) has caused a notice and accompanying information, including voting instructions, to be sent to all holders of its ordinary shares and American Depositary Shares with respect to its extraordinary general meeting of shareholders to be held in Tokyo, Japan on January 16, 2026. Copies of the meeting notice and the form of proxy card are furnished hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

For the avoidance of doubt, the agenda items described in Exhibit 99.1 do not seek shareholders’ approval for the acquisition of Perpetual Markets Ltd. (the “Proposed Acquisition”). Rather, they authorize potential share issuances that may be used in connection with a possible future acquisition, subject to the completion of due diligence on Perpetual Markets Ltd. The Company will file a Report of Foreign Private Issuer on Form 6-K with the U.S. Securities and Exchange Commission in connection with the Proposed Acquisition upon execution of the related agreements.

Exhibit 99.1 and Exhibit 99.2 furnished hereto shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Convocation of the Extraordinary General Meeting of Shareholders
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

Date: December 29, 2025	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer and
Representative Director
(Principal Executive Officer)

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